EXHIBIT 99k


                            KINROSS GOLD CORPORATION
                             MATERIAL CHANGE REPORT




Item 1.   Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2.   Dates of Material Changes

April 30, 2002

Item 3.   Press Releases

Press release was issued by Kinross in Toronto on April 30, 2002 with respect to the material changes and filed via SEDAR.

Item 4.   Summary of Material Change

On April 30, 2002 Kinross announced the financial results for the first quarter ended March 31, 2002.

Item 5.   Full Description of Material Change

See attached press release dated April 30, 2002.

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7.   Omitted Information

N/A

Item 8.   Senior Officer

         Ms. Shelley M. Riley
         Corporate Secretary
         Telephone: (416) 365-5198
         Facsimile: (416) 365-0237

Item 9.  Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.


          DATED at Toronto this 1st day of May, 2002.

                                             KINROSS GOLD CORPORATION


                                             PER:   Shelley M. Riley/
                                                    -----------------
                                                    Shelley M. Riley
                                                    Corporate Secretary

                                                                      Attachment
                                                                      ----------


                                  PRESS RELEASE                   April 30, 2002


Toronto, Ontario - KINROSS GOLD CORPORATION (TSE-K; AMEX-KGC) announced today the results for the three months ended March 31, 2002 are as follows:

All results are expressed in United States dollars unless otherwise stated.

In the first quarter of 2002, the Company's three primary mines produced more gold equivalent ounces at slightly higher total cash costs per ounce than the first quarter of the previous year. Excluding the cash gain on the restructuring of gold forward sales contracts during the first quarter of 2001, cash flow provided from operating activities improved dramatically in the first quarter of 2002 when compared to the first quarter of 2001. During the quarter, the Company continued with its strategy to reduce the outstanding convertible preferred shares of Kinam ("Kinam Preferred Shares"), thus improving the perceived quality of our balance sheet. During the first quarter the Company's net free cash balance increased by $9.0 million. "We continue to remain focused on our total obligations [OBJECT OMITTED]and on reducing those wherever possible" Robert M Buchan, Chairman and Chief Executive Officer said, "During the first quarter we repaid $10.5 million of long-term debt and completed a cash tender offer acquiring Kinam Preferred Shares with a book value of $35.6 million for $10.4 million".

FIRST QUARTER CONSOLIDATED RESULTS

Gold equivalent production of 225,302 ounces at total cash costs of $197 per ounce, combined with positive changes in working capital resulted in cash flow provided from operating activities of $19.9 million or $0.06 per share during the first quarter of 2002. This compares to gold equivalent production of 239,352 ounces at total cash costs of $191 per ounce that resulted in cash flow provided from operating activities of $32.7 million or $0.11 per share during the first quarter of 2001, which included $21.1 million or $0.07 per share of proceeds from the restructuring of gold forward sales contracts. The Company recorded a net loss of $7.9 million or $0.03 per share for the first quarter of 2002, compared to a net loss of $3.5 million or $0.02 per share for the first quarter of 2001. The 2001 first quarter results as well as the December 31, 2001 balance sheet have been restated to comply with the new Canadian GAAP treatment of unrealized foreign exchange gains (see Note 2 to the Consolidated Financial Statements for details of this restatement).

REVENUES

GOLD AND SILVER SALES

The Company's primary source of revenue is from the sale of its gold production. The Company sold 231,673 ounces of gold during the first quarter of 2002, compared with 229,909 ounces in 2001. Revenue from gold and silver sales was $68.8 million in the first quarter of 2002 compared with $64.1 million in 2001. Revenue from gold and silver sales in the first quarter of 2002 was higher than 2001 due to higher realized prices. In the first quarter of 2002, the Company realized $295 per ounce of gold, compared with $277 in 2001. The average spot price for gold was $290 per ounce in the first quarter of 2002 compared with $264 in 2001.


SUMMARY INFORMATION
FOR THE THREE MONTHS ENDED MARCH 31,                        2002        2001
                                                          --------    --------
Attributable gold equivalent production - ounces
                                                           225,302     239,352
Attributable gold production - ounces
                                                           223,956     237,392
Gold sales - ounces (excluding equity accounted ounces)
                                                           231,673     229,603
Gold revenue (millions)                                   $   68.3    $   63.6
Average realized gold price per ounce                     $    295    $    277
Average spot gold price per ounce                         $    290    $    264


Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices for the two comparative periods. The resulting ratios are 64.70:1 in 2002 and 58.06:1 in 2001.

INTEREST AND OTHER INCOME

The Company invests its surplus cash in high quality, interest-bearing cash equivalents. Interest and other income during the first quarter of 2002 totaled $1.2 million compared with $2.5 million in 2001. Interest and other income in the first quarter of 2002 declined due to lower interest earned on cash deposits due to substantially lower interest rates.

MARK-TO-MARKET GAIN (LOSS) ON WRITTEN CALL OPTIONS

Premiums received at the inception of written call options are recorded as a liability at the time of issuance. Changes in the fair value of the liability are recognized in earnings. The change in fair value of the written call options during the first quarter of 2002 resulted in a mark to market loss of $1.0 million compared with a gain of $3.1 million in 2001.

COSTS AND EXPENSES

OPERATING COSTS

Gold sales in the first quarter of 2002, (excluding equity accounted ounces) increased by 1% when compared with 2001 first quarter sales, while operating costs increased by 5%. Consolidated operating costs were $46.8 million in the first quarter of 2002 compared to $44.7 million in 2001. Total cash costs per ounce of gold equivalent produced were $197 in the first quarter of 2002 compared to $191 in 2001. Total cash costs per ounce of gold equivalent in the first quarter of 2002, when compared to 2001, improved at the Hoyle Pond mine, remained constant at the Kubaka mine and increased at the Fort Knox mine.

The following table provides a reconciliation of operating costs per the consolidated financial statements to operating costs for per ounce calculation of total cash costs pursuant to the Gold Institute guidelines.


RECONCILIATION OF TOTAL CASH COSTS PER
EQUIVALENT OUNCE OF GOLD TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE
MONTHS ENDED MARCH 31, (millions except production in ounces and per ounce amounts)
                                                  ----------       ----------
                                                     2002             2001
                                                  ----------       ----------
Operating costs per financial statements          $    46.8        $    44.7
Kinross' share of Dayton's operating costs              1.5              2.1
Blanket mine operating costs                            2.5             --
Site restoration cost accruals                         (0.8)            (0.4)
Change in bullion inventory and other                  (5.7)            (0.8)
                                                  ----------       ----------
Operating costs for per ounce calculation
        purposes                                  $    44.3        $    45.6
                                                  ----------       ----------
Gold equivalent production - ounces                 225,302          239,352
Total cash costs per equivalent ounce of gold     $     197        $     191

Details of the individual mine performance are discussed in the following sections.

FORT KNOX MINE

The Fort Knox open pit mine, located near Fairbanks, Alaska includes the results of operations for both the True North and Fort Knox open pit mines. Gold equivalent production in the first quarter of 2002 was 93,160 ounces compared to 100,347 in 2001. During the first quarter of 2002, total cash costs were $256 per ounce of gold equivalent compared to $186 in 2001. Cash production costs were $5.2 million higher than the first quarter of 2001 due primarily to the operation of the True North mine, which was not active during the same period in 2001. Total cash costs per ounce exceeded plan by 7% due primarily to lower than reserve grades coming from the Fort Knox open pit. The current mine plan has mining of this lower grade portion of the Fort Knox open pit ending in the second quarter of 2002. The True North open pit provided slightly higher than anticipated grades demonstrating a much-improved reconciliation with the revised True North reserve model. Also impacting costs during the first quarter of 2002 when compared to 2001 was significant planned maintenance spending on the Fort Knox operating fleet. This maintenance effort will be completed early in the second quarter resulting in reduced costs and higher equipment availability and production for the remainder of the year. Estimated production and total cash costs per ounce for the year remain unchanged from previous estimates of 440,000 ounces of gold equivalent at total cash costs of $210 per ounce.

Capital expenditures at the Fort Knox operations during the first quarter of 2002 were $1.0 million compared with $7.9 million during 2001. Capital expenditures during the first quarter of 2002 involved engineering and design work on the new thickener at the Fort Knox mill and the purchase of a road grader for the True North mine.

HOYLE POND MINE

The Hoyle Pond underground mine is located in Timmins, Ontario. Gold equivalent production in the first quarter of 2002 was 53,476 ounces compared to 36,066 ounces in 2001. In the first quarter of 2002, total cash costs were $144 per ounce of gold equivalent compared to $208 in 2001. Cash production costs were on plan during the first quarter of 2002, unchanged from 2001. Higher gold equivalent production due to a 28% increase in the grade of ore processed, and a 7% increase in mill tonnages processed, resulted in the lower per ounce total cash costs.

Capital expenditures at the Hoyle Pond operations during the first quarter of 2002 were $1.7 million compared to $3.0 million during 2001. Capital expenditures during the first quarter of 2002 were required to further advance the 1060 ramp, underground development drilling and underground fleet replacements.

The Company is currently involved in completing due diligence and negotiating the joint venture agreement with Placer Dome Inc. that will combine the two companies operations in the Porcupine mining camp located in Timmins, Ontario. Once completed and effective, which is anticipated to be early in the third quarter of 2002, the Company will provide revised estimates of its share of production, total cash costs and capital expenditures for 2002. Preliminary expectations, based on an assumed effective date of July 1, 2002 for the joint venture are for Kinross Timmins gold production in 2002 to grow to almost 200,000 ounces at total cash costs of approximately $175 per ounce.

KUBAKA MINE (54.7% OWNERSHIP INTEREST)

The Kubaka open pit mine is located in the Magadan Oblast in the Russian Far East. The Company's share of gold equivalent production in the first quarter of 2002 was 56,645 ounces compared to 56,175 ounces in 2001. In the first quarter of 2002, total cash costs were $141 per gold equivalent ounce unchanged from 2001. The Kubaka mine continues to perform exceptionally well. Cash production costs were on plan during the first quarter of 2002, unchanged from 2001. In the first quarter of 2002, mill tonnages processed declined by 7%, which was compensated by an 8% increase in the grade of the ore processed.

Open pit mining operations at Kubaka will continue until the third quarter of 2002. After the open pits are exhausted, gold reserves will be mined in the North High Wall, Center Zone and North Vein using underground mining methods. This program is scheduled to start in the third quarter of 2002 and continue through the second quarter of 2003. Currently, final approval of mine plans is being sought for these projects.

Exploration activities at the Birkachan project continued during the quarter. The Company completed a preliminary estimate of mineral resources, for the Birkachan project during the first quarter. The Company is pleased to announce the inferred resources (100% basis) are estimated to contain 726,700 tonnes at a grade of 18.76 grams per tonne for approximately 438,000 ounces of gold. The Company has commenced the process of converting the exploration license at Birkachan to a mining license.

OTHER OPERATIONS

In addition to its primary operating mines, the Company has ownership interests in other locations including the Refugio mine, which is in residual leach production and the Blanket mine in Zimbabwe. Gold equivalent production at these locations during the first quarter of 2002 was a total of 22,021 ounces of gold equivalent at total cash costs of $219 per ounce.

OTHER EXPENSES

General, administration and exploration expenditures totaled $4.4 million in the first quarter of 2002 compared with $4.6 million in 2001. The Company continues to focus on containment of its overhead costs, but anticipates higher exploration spending during the next three quarters. Exploration activities will increase as the Company completes the exploration programs required to expend the flow-through funds raised in late 2001.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization totaled $21.8 million during the first quarter of 2002 compared with $19.4 million in 2001. Depreciation, depletion and amortization have increased to $94 per equivalent ounce of gold sold in the first quarter of 2002, from $84 in 2001. Depreciation, depletion and amortization increased primarily due to a change in the mix of production at the Fort Knox Mine. The True North production has a higher per ounce charge than the Fort Knox production.

INTEREST EXPENSE ON LONG-TERM LIABILITIES

Interest expense on long-term liabilities totaled $1.5 million during the first quarter of 2002, compared with $2.6 million in 2001. Interest expense on long-term liabilities during the first quarter of 2002 is comprised of $0.6 million related to the Fort Knox industrial revenue bonds and capital leases, $0.7 million on the debt component of convertible debentures and the balance on the Kubaka project financing debt. Interest expense decreased in 2002 due to lower debt balances outstanding and lower interest rates.

PROVISION FOR INCOME AND MINING TAXES

Provision for income and mining taxes totaled $1.4 million during the first quarter of 2002 compared with $1.0 million in 2001. Income taxes during the first quarter of 2002 comprised of $1.3 million of Russian income taxes and Canadian large corporations tax of $0.1 million.

DIVIDENDS ON CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY

Cumulative dividends accrued on the convertible preferred shares of subsidiary company ("Kinam Preferred Shares") held by non-affiliated shareholders were $0.8 million during the first quarter of 2002 compared with $1.7 million in 2001. A lower number of Kinam Preferred Shares held by non-affiliated shareholders when compared with the first quarter of 2001 resulted in the lower dividend accrual.

LIQUIDITY AND FINANCIAL RESOURCES

OPERATING ACTIVITIES

Cash flow provided from operating activities during the first quarter of 2002 was $19.9 million compared with $32.7 million in 2001. Included in the first quarter 2001 cash flow from operating activities was $21.1 million of cash flow generated upon the restructuring of certain spot deferred forward sales contracts. The first quarter 2002 cash flow from operating activities was positively effected by nominally higher gold sales and a 6% increase in average realized gold prices. The 2002 cash flow from operating activities was used to finance capital expenditures and service existing debt.

FINANCING ACTIVITIES

During the first quarter of 2002, the Company completed an equity issue and issued 23.0 million common shares from treasury for net proceeds of $18.5 million. The majority of the funds received were used on March 28, 2002 to acquire Kinam Preferred Shares with a book value of $35.6 million for $10.4 million ($11.1 million including costs of the tender offer).

The debt component of convertible debentures was reduced by $1.3 million during the first quarter of 2002 compared to $1.3 million during 2001. Long-term debt repayments were $10.5 million during the first quarter of 2002 compared to $24.3 million during 2001. Long-term debt repayment during the first quarter of 2002 were comprised of $9.0 million of the Fort Knox industrial revenue bonds, $1.0 million of capital leases and $0.5 million of Kubaka project financing debt.

The Company did not declare and pay any dividends on the Kinam Preferred Shares during the first quarter of 2002 or 2001.

As at March 31, 2002, the Company had a $50.0 million operating line of credit in place with a bank syndicate, which is utilized for letters of credit purposes. As at March 31, 2002, $54.0 million of letters of credit were issued under this facility, which required the Company to restrict $4.0 million of cash as security for the excess letters of credit outstanding. The Company has extended the final maturity date of the operating line of credit to April 2, 2003. The Company is currently in the process of re-marketing this credit facility with the intention of increasing its size and extending the final maturity date.

As at March 31, 2002, the Company's long-term debt consists of $3.7 million relating to the Kubaka project financing, $40.0 million of Fort Knox industrial revenue bonds and various capital leases and other debt of $9.9 million. The current portion of the long-term debt is $22.1 million.

INVESTING ACTIVITIES

Capital expenditures decreased by 73% in the first quarter of 2002 compared with 2001. During the first quarter of 2002, $3.1 million was spent on capital additions, compared to $11.5 million in 2001. The first quarter 2002 capital expenditures focused primarily on the Hoyle Pond and Fort Knox operations with 90% of total capital expenditures incurred at these two mines. Capital expenditures were financed out of cash flow from operating activities.

COMMODITY PRICE RISKS

The Company has entered into gold forward sales contracts, spot deferred forward sales contracts and written call options for some portion of expected future production to mitigate the risk of adverse price fluctuations. The Company does not hold these financial instruments for speculative or trading purposes. The Company is not subject to margin requirements on any of its hedging lines.

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at March 31, 2002 are as follows:

                   OUNCES                          CALL OPTIONS       AVERAGE
                   HEDGED           AVERAGE            SOLD            STRIKE
  YEAR             000 OZ            PRICE            000 OZ           PRICE
  ----             ------           -------        ------------       -------

  2002               225             $ 285                50            $ 340
  2003               138               277               100              320
  2004               138               277                50              340
  2005                38               296                --               --
                    ----                                ----
 Total               539                                 200
                    ====                                ====

The fair value of the call options sold is recorded in the financial statements at each measurement date. The fair value of the gold forward sales and spot deferred forward sales contracts was negative $14.2 million

CONTINGENCIES

The Company has been named as a defendant in a class action complaint filed on or about April 26, 2002, entitled Robert A. Brown, et al.v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-KJD-RJJ, brought in the United States District Court for the District of Nevada. The complaint names as defendants the Company, its subsidiary, Kinross Gold U.S.A., Inc., its subsidiary Kinam Gold Inc., and Robert M. Buchan. The complaint is based on claims arising out of the purchase of the Kinam Preferred Shares by the Company. The complaint seeks damages in cash or by the issuance of common shares of the Company. The Company believes this claim is without merit and plans to vigorously defend the litigation.


OUTLOOK

As at March 31, 2002, the Company has $78.3 million of working capital, which includes a strong cash balance. The Company is continually focused on improving its balance sheet by reducing its obligations. In addition, the recently announced intent to form the Porcupine Area Joint Venture with Placer Dome combined with improved cash flow from operating activities due to higher spot gold prices should allow the Company to pursue opportunities as they present themselves.


Mr. Buchan, Chairman and CEO, is also pleased to announce the appointment of Mr. Scott Caldwell to the positions of President and Chief Operating Officer. Mr. Caldwell, previously Senior Vice President of Operations for Kinross, assumes this role following the appointment of Art Ditto, previously President and COO, to the position of Vice Chairman. Mr. Buchan stated "We welcome Scott to his new positions and thank Art for his contributions over the years and we look forward to his continued strategic counsel to the Company's operations and development efforts in his new role."

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross Gold Corporation ("Kinross"), are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross' expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For additional information, e-mail info@kinross.com or contact:
Robert M. Buchan           Gordon A. McCreary        Brian W. Penny
Chairman and               Vice President,           Vice President, Finance
Chief Executive Officer    Investor Relations and    and Chief Financial Officer
                           Corporate Development
Tel. (416) 365-5650        Tel. (416) 365-5132       Tel. (416) 365-5662




GOLD EQUIVALENT PRODUCTION - OUNCES

                                              THREE MONTHS ENDED
                                                    MARCH 31
                                          --------------------------
                                            2002              2001
                                          --------          --------
PRIMARY OPERATIONS:

  Fort Knox                                 93,160           100,347
  Hoyle Pond                                53,476            36,066
  Kubaka (1)                                56,645            56,175
                                          --------          --------

                                           203,281           192,588
                                          --------          --------

OTHER OPERATIONS:

  Refugio (2)                                6,590            25,827
  Blanket                                    9,697            10,169
  Denton-Rawhide (3)                         3,876             4,403
  Andacollo (3)                              1,858             3,582
  Hayden Hill                                 --               1,065
  Guanaco                                     --               1,718
                                                            --------

                                            22,021            46,764
                                          --------          --------

Total gold equivalent ounces               225,302           239,352
                                          ========          ========

CONSOLIDATED PRODUCTION COSTS

($ per ounce of gold equivalent)
  Cash operating costs                    $    191          $    184
  Royalties                                      6                 7
                                          --------          --------
  Total cash costs                             197               191
  Reclamation                                    4                 2
  Depreciation and amortization                 94                84
                                          --------          --------
  Total production costs                  $    295          $    277
                                          ========          ========

(1)  Represents the Companys's 54.7% ownership interest (1999 - 53%).

(2)  Represents the Companys's 50% ownership interest.

(3) Includes proportionate share of Denton-Rawhide and Andacollo production attributable to the 32% Dayton ownership interest.


CASH OPERATING COSTS
($ per ounce of gold equivalent)

                                           THREE MONTHS ENDED
                                                MARCH 31
                                          --------------------
                                           2002          2001
                                          ------        ------
  PRIMARY OPERATIONS:
   Fort Knox                              $  256        $  186
   Hoyle Pond                                143           207
   Kubaka                                    122           120
                                          ------        ------
                                             189           170
                                          ------        ------
  OTHER OPERATIONS:
   Refugio                                   117           231
   Blanket                                   253           218
   Denton-Rawhide                            230           268
   Andacollo                                 287           259
   Hayden Hill                              --             280
   Guanaco                                  --             413
                                                        ------
                                             211           242
                                          ------        ------

                                          $  191        $  184
                                          ======        ======
TOTAL CASH COSTS
($ per ounce of gold equivalent)

  PRIMARY OPERATIONS:
   Fort Knox                              $  256        $  186
   Hoyle Pond                                144           208
   Kubaka                                    141           141
                                          ------        ------
                                             195           177
                                          ------        ------
  OTHER OPERATIONS:
   Refugio                                   133           244
   Blanket                                   257           218
   Denton-Rawhide                            233           268
   Andacollo                                 295           264
   Hayden Hill                              --             289
   Guanaco                                  --             436
                                                        ------
                                             219           250
                                          ------        ------


                                          $  197        $  191
                                          ======        ======


KINROSS GOLD CORPORATION
GOLD PRODUCTION AND COST SUMMARY
FOR THE THREE MONTHS ENDED MARCH 31
                                                       2002              2001
                                                     --------          --------
FORT KNOX
  Tonnes milled/crushed (000's) (1)                   3,545.4           3,303.1
  Grade (grams per tonne)                                0.98              1.09
  Recovery                                                 83%               87%
  Gold equivalent production to dore (2)               93,160           100,347
  Per ounce:
    Total cash costs                                 $    256          $    186
    Depreciation, depletion and amortization              118                81
    Site restoration cost accruals                          3                 3
                                                     --------          --------
    Total production costs                           $    377          $    270
                                                     ========          ========


HOYLE POND
  Tonnes milled/crushed (000's) (1)                     122.7             114.7
  Grade (grams per tonne)                               14.80             11.54
  Recovery                                                 92%               85%
  Gold equivalent production to dore (2)               53,476            36,066
  Per ounce:
    Total cash costs                                 $    144          $    208
    Depreciation, depletion and amortization               66                97
    Site restoration cost accruals                          7                 1
                                                     --------          --------
    Total production costs                           $    217          $    306
                                                     ========          ========


KUBAKA (3)
  Tonnes milled/crushed (000's) (1)                     209.0             222.8
  Grade (grams per tonne)                               15.55             14.40
  Recovery                                                 98%               98%
  Gold equivalent production to dore (2)               56,645            56,175
  Per ounce:
    Total cash costs                                 $    141          $    141
    Depreciation, depletion and amortization               83                99
    Site restoration cost accruals                          4              --
                                                     --------          --------
    Total production costs                           $    228          $    240
                                                     ========          ========
REFUGIO (4)

  Tonnes milled/crushed (000's) (1)                      --             2,857.2
  Grade (grams per tonne)                                --                0.97
  Recovery                                                  0%               64%
  Gold equivalent production to dore (2)                6,590            25,827
  Per ounce:
    Total cash costs                                 $    133          $    244
    Depreciation, depletion and amortization             --                --
    Site restoration cost accruals                       --                --
                                                     --------          --------
    Total production costs                           $    133          $    244
                                                     ========          ========

BLANKET
  Tonnes milled/crushed (000's) (1)                     281.0             275.6
  Grade (grams per tonne)                                1.55              1.56
  Recovery                                                 69%               74%
  Gold equivalent production to dore (2)                9,697            10,169


  Per ounce:
    Total cash costs                                 $    257          $    218
    Depreciation, depletion and amortization             --                  62
    Site restoration cost accruals                       --                   3
                                                     --------          --------
    Total production costs                           $    257          $    283
                                                     ========          ========

(1)  Tonnes milled/crushed represents 100% of mine production

(2)  Gold equivalent to dore represents the Company's share

(3)  54.7% ownership interest

(4)  50% ownership interest



CONSOLIDATED BALANCE SHEETS
(expressed in millions of U.S. dollars) (unaudited)
                                                            AS AT      AS AT
                                                          MARCH 31   DECEMBER 31
                                                          --------   -----------
                                                            2002        2001
                                                          --------    --------
ASSETS                                                              (Re-stated -
                                                                         Note 2)
  Current assets
    Cash and cash equivalents                             $   90.0    $   81.0
    Restricted cash                                            4.0      --
    Accounts receivable                                        9.2        13.8
    Inventories                                               38.7        42.4
    Marketable securities                                      0.3         1.5
                                                          --------    --------
                                                             142.2       138.7
  Property, plant and equipment (Note 4)                     374.1       415.0
  Long - term investments                                     13.2        12.9
  Deferred charges and other assets                           11.5        11.0
                                                          --------    --------
                                                          $  541.0    $  577.6
LIABILITIES
  Current liabilities
    Accounts payable and accrued liabilities              $   30.3    $   31.0
    Current portion of long - term debt                       22.1        33.1
    Current portion of site restoration cost accruals         11.5        12.6
                                                          --------    --------
                                                              63.9        76.7


  Long-term debt                                              31.5        31.0
  Site restoration cost accruals                              43.8        43.0
  Future income and mining taxes                               3.3         3.3
  Deferred revenue                                             8.3         9.6
  Other long-term liabilities                                  6.7         6.0
  Debt component of convertible debentures                    24.9        26.0
  Redeemable retractable preferred shares                      2.4         2.4
                                                          --------    --------
                                                             184.8       198.0
                                                          --------    --------

CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY
    (NOTE 4)                                                  13.2        48.0
                                                          --------    --------

COMMON SHAREHOLDERS' EQUITY
  Common share capital                                       964.7       945.7
  Contributed surplus                                         12.9        12.9
  Equity component of convertible debentures                 127.0       124.8
  Deficit                                                   (733.2)     (723.2)
  Cumulative translation adjustments                         (28.4)      (28.6)
                                                          --------    --------
                                                             343.0       331.6
                                                          --------    --------

                                                          $  541.0    $  577.6
                                                          ========    ========

CONTINGENCIES (NOTE 8)



[OBJECT OMITTED]
KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(expressed in millions of U.S. dollars except per share amounts) (unaudited)

                                                            THREE MONTHS ENDED
                                                                MARCH 31
                                                          ---------------------
                                                             2002        2001
                                                          ---------   ---------
REVENUE                                                               (Re-stated
                                                                       - Note 2)

  Mining revenue                                          $    68.8   $    64.1
  Interest and other income                                     1.2         2.5
  Mark to market (loss) gain on call options                   (1.0)        3.1
                                                          ---------   ---------
                                                               69.0        69.7
                                                          ---------   ---------
EXPENSES
  Operating                                                    46.8        44.7
  General and administrative                                    2.3         2.7
  Exploration and business development                          2.1         1.9
  Depreciation, depletion and amortization                     21.8        19.4
                                                          ---------   ---------
                                                               73.0        68.7
                                                          ---------   ---------


(LOSS) INCOME BEFORE THE UNDERNOTED                            (4.0)        1.0
  Gain on sale of marketable securities                         0.3      --
  Foreign exchange (loss) gain                                 (0.8)        1.2
  Share in income (loss) of investee companies                  0.3        (0.4)
  Interest expense on long-term liabilities                    (1.5)       (2.6)
                                                          ---------   ---------


LOSS BEFORE TAXES AND DIVIDENDS ON CONVERTIBLE
PREFERRED SHARES OF SUBSIDIARY COMPANY                         (5.7)       (0.8)

PROVISION FOR INCOME AND MINING TAXES                          (1.4)       (1.0)
                                                          ---------   ---------

LOSS FOR THE PERIOD BEFORE DIVIDENDS ON CONVERTIBLE
  PREFERRED SHARES OF SUBSIDIARY COMPANY                       (7.1)       (1.8)

DIVIDENDS ON CONVERTIBLE PREFERRED SHARES OF
  SUBSIDIARY COMPANY                                           (0.8)       (1.7)
                                                          ---------   ---------

NET LOSS FOR THE PERIOD                                        (7.9)       (3.5)

INCREASE IN EQUITY COMPONENT OF CONVERTIBLE DEBENTURES         (2.1)       (1.9)
                                                          ---------   ---------

NET LOSS ATTRIBUTABLE TO COMMON SHARES                    $   (10.0)  $    (5.4)
                                                          =========   =========


  NET LOSS PER SHARE
Basic and fully diluted                                   $   (0.03)  $   (0.02)


WEIGHTED AVERAGE NUMBER COMMON SHARES OUTSTANDING             337.7       300.9
TOTAL OUTSTANDING AND ISSUED COMMON SHARES AT
  MARCH 31                                                    358.1       301.3





KINROSS GOLD CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(expressed in millions of U.S. dollars) (unaudited)

                                                              THREE MONTHS ENDED
                                                                  MARCH 31
                                                              -----------------
                                                                2001     2002
                                                              -------   -------
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING
ACTIVITIES:                                                           (Re-stated
                                                                       - Note 2)
OPERATING:                                                    -------   -------
  Loss for the period before dividends on convertible
    preferred shares of subsidiary company                    $  (7.1)  $  (1.8)
  Items not affecting cash:
    Depreciation, depletion and amortization                     21.8      19.4
    Deferred revenue realized                                    (1.3)     (3.4)
    Site restoration cost accruals                                0.8       0.4
    Other                                                        (0.4)     (1.0)
                                                              -------   -------
                                                                 13.8      13.6
  Proceeds on restructuring of gold forward sale contracts     --          21.1
  Site restoration cash expenditures                             (1.1)     (1.2)
  Changes in non-cash working capital items
    Accounts receivable                                           4.6      (2.6)
    Inventories                                                   1.5       0.3
    Marketable securities                                         1.5    --
    Accounts payable and accrued liabilities                     (0.8)      2.1
  Effect of exchange rate changes on cash                         0.4      (0.6)
                                                              -------   -------
CASH FLOW PROVIDED FROM OPERATING ACTIVITIES                     19.9      32.7
                                                              -------   -------
FINANCING:
  Issuance of common shares, net                                 19.0       0.2
  Acquisition of preferred shares of subsidiary company         (11.1)   --
  Reduction of debt component of convertible debentures          (1.3)     (1.3)
  Repayment of debt                                             (10.5)    (24.3)
                                                              -------   -------
CASH FLOW USED IN FINANCING ACTIVITIES                           (3.9)    (25.4)
                                                              -------   -------
INVESTING:
  Additions to property, plant and equipment                     (3.1)    (11.5)
  Long-term investments and other assets                       --          (1.7)
  Proceeds from the sale of property, plant and equipment         0.1       1.0
  (Increase) decrease in restricted cash                         (4.0)      2.9
                                                              -------   -------
CASH FLOW USED IN INVESTING ACTIVITIES                           (7.0)     (9.3)
                                                              -------   -------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  9.0      (2.0)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                   81.0      77.8
                                                              -------   -------

CASH AND CASH EQUIVALENTS, END OF PERIOD                      $  90.0   $  75.8
                                                              =======   =======
SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for: Interest                                     $   0.6   $   1.4
  Taxes                                                       $   0.4   $   0.3



NOTES TO FIRST QUARTER INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1.       BASIS OF PRESENTATION

         The interim consolidated financial statements (the "financial statements") of Kinross Gold Corporation (the "Company") have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2001, except for those indicated below.

         The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles for annual financial statements, and accordingly the financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's annual report for the year ended December 31, 2001.

2.       NEW PRONOUNCEMENTS

         Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") recommendations for foreign currency translation. This standard eliminates the practice of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. Foreign exchange gains and losses arising on translation of these monetary items are now included in the determination of current period losses. The Company previously had unrealized foreign exchange gains and losses on converting the debt component of Canadian dollar dominated convertible debentures to U.S. dollars. In addition, the Canadian dollar denominated retractable preferred shares were translated to U.S dollars at the historical rate on the date of issue. The adoption of this new standard has been applied retroactively, with prior year comparative amounts restated. The effects on the consolidated financial statements are as follows:

          Change in Statement of Operations and Deficit amounts:
          ($ millions)                                                    2001
                                                                         ------

         Increase in foreign exchange gain for the three months ended
           March 31, 2001                                                  1.4

         Decrease in net loss for the three months ended
           March 31, 2001                                                 (1.4)

         Decrease in deficit - December 31, 2000                           2.2

         Decrease in deficit - December 31, 2001                           2.8

3.       FINANCIAL INSTRUMENTS

         The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company does not hold or issue derivative contracts for speculative or trading purposes.

         Realized and unrealized gains or losses on derivative contracts, that qualify for hedge accounting, are deferred and recorded in income when the underlying hedged transaction is recognized. Gains on the early settlement of gold hedging contracts are recorded as deferred revenue on the balance sheet and included in income over the original delivery schedule of the hedged production.

         Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in earnings. In the first quarter of 2002, the mark-to-market adjustments increased the liability by $1.0 million.

4.       ACQUISITION OF CONVERTIBLE PREFERRED SHARES OF SUBSIDIARY COMPANY

         In 2001, the Company embarked on a strategy to reduce the outstanding book value of the Convertible Preferred Shares of Subsidiary Company ("Kinam Preferred Shares"). The benefit to future consolidated results would be a reduced accrual of the dividends on the Kinam Preferred Shares and lower non-cash charges, such as depreciation, depletion and amortization, due to a negative purchase price discrepancy resulting from the transaction being applied to the carrying value of property, plant and equipment since the Kinam Preferred Shares were trading at a discount to their book value. During 2001, the Company acquired 945,400 Kinam Preferred Shares with a book value of $48.9 million in exchange for 24,186,492 common shares of the Company valued at $23.2 million. The $25.7 million difference in value associated with this transaction was applied against the carrying value of certain property, plant and equipment.

         Continuing with the strategy to reduce the outstanding book value of the Kinam Preferred Shares, the Company completed an equity offering in February, 2002, and issued 23,000,000 common shares from treasury for gross proceeds before costs of the issue of $19.5 million. The majority of funds raised will be used to complete a $16.00 per share cash tender offer for the Kinam Preferred Shares owned by non-affiliated shareholders. On March 28, 2002, 652,992 Kinam Preferred Shares were tendered under the cash tender offer and after extending the offer an additional 17,730 Kinam Preferred Shares were tendered on April 4, 2002, leaving 223,878 or 12.2% of the issued and outstanding Kinam Preferred Shares held by non-affiliated shareholders. The Company has commenced de-registration of the Kinam Preferred Shares and once completed, the Company anticipates completing a merger between Kinam and a newly created wholly owned subsidiary of the Company in which the remaining non-affiliated shareholders will receive $16.00 cash for each of their Kinam Preferred Shares. On March 28, 2002, the 652,992 Kinam Preferred Shares tendered had a book value of $35.6 million and were purchased by the Company for $10.4 million ($11.1 million including costs of the tender offer). The $24.5 million difference in value associated with this transaction was applied against the carrying value of certain property, plant and equipment.

5.       SEGMENTED INFORMATION

         The Company operates five gold mines: Hoyle Pond, located in Ontario, Canada; Kubaka (54.7% ownership), located in Russia; Fort Knox, located in Alaska, United States; Blanket, located in Zimbabwe; and Refugio (50.0% ownership), located in Chile. In addition to its producing gold mines, the Company has an 85.9% interest in E-Crete, a producer of aerated concrete, several other gold mining assets in various stages of reclamation, closure, care and maintenance and development, and two corporate offices in Canada and the United States. As the products and services in each of the reportable segments, except for the corporate activities, are essentially the same, reportable segments have been determined at the level where decisions are made on the allocation of resources and capital, and where complete internal financial statements are available.



                                                        REPORTABLE OPERATING SEGMENTS
                                            ---------------------------------------------------------  CORPORATE
                                             HOYLE     KUBAKA   FORT KNOX  BLANKET   REFUGIO  E-CRETE  AND OTHER     TOTAL
                                            -------   --------  ---------  -------   -------  -------  ---------    -------
AS AT MARCH 31, 2002 AND FOR THE THREE MONTHS
ENDED MARCH 31, 2002:
                                                                                                         (b)
Mining revenue                              $  17.5   $   15.2   $  33.0    $  --    $   2.2  $   --    $   0.9     $ 68.8
Interest revenue                                 --         --        --       --         --      --        0.4        0.4
Interest expense                                 --        0.1       0.6       --         --     0.1        0.7        1.5
Depreciation, depletion and amortization        4.7        4.7      12.4       --         --     0.4       (0.4)      21.8
Segment profit (loss)                           3.3        3.5      (7.9)      --        1.0    (1.2)      (5.0)      (6.3)

Segment assets                                 85.4       66.2     309.1       --        7.5     8.3       64.5(a)   541.0

Capital expenditures                            1.7        0.1       1.0       --         --     0.2        0.1        3.1


AS AT MARCH 31, 2001 AND FOR THE THREE
MONTHS ENDED MARCH 31, 2001:                                                                             (b)

Mining revenue                              $   9.5   $   14.2  $   26.2   $   2.6   $   6.7  $   --     $  4.9      $ 64.1

Interest revenue                                 --        0.4        --       0.2        --     0.1        0.8         1.5

Interest expense                                 --        0.4       1.2    --           0.1     0.1        0.8         2.6

Depreciation, depletion and amortization        3.5        5.5       8.2       0.6        --     0.1        1.5        19.4

Segment profit (loss)                          (2.0)       0.9      (2.1)     (0.2)      1.2    (0.7)       2.4        (0.5)
Segment assets                                 92.9      120.1     344.9      12.2      11.4     7.8       93.8(a)    683.1
Capital expenditures                            3.0        0.2       7.9       0.1        --      --        0.3        11.5


(a) includes $75.8 million (2001 - $48.5 million) in cash and cash equivalents held at the Corporate level

(b)  includes Corporate and other non core mining operations

RECONCILIATION OF REPORTABLE OPERATING SEGMENT (LOSS) PROFIT TO NET LOSS FOR THE
PERIOD:

                                                               FIRST QUARTER
                                                              ----------------
                                                               2002      2001
                                                              ------    ------
Segment loss                                                  $ (1.3)   $ (2.9)
Add (deduct) items not included in segment (loss) profit:
  Corporate and other                                           (5.0)      2.4
                                                              ------    ------

                                                                (6.3)     (0.5)
Gain on sale of marketable securities                            0.3        --
Share in income (loss) of investee companies                     0.3      (0.4)
Provision for income taxes                                      (1.4)     (1.0)
Dividends on convertible preferred shares of subsidiary
  company                                                       (0.8)     (1.7)
                                                              ------    ------
Net loss for the period                                       $ (7.9)   $ (3.5)
                                                              ======    ======

ENTERPRISE - WIDE DISCLOSURE:
Geographic information:

                                                    MINERAL PROPERTIES,
                          MINING REVENUE            PLANT AND EQUIPMENT
                      ---------------------       -----------------------
                          FIRST QUARTER                AS AT MARCH 31
                      ---------------------       -----------------------
                       2002          2001           2000           2001
                      -------       -------       --------       --------
United States         $  33.3       $  30.0       $  255.9       $  337.7
Russia                   15.2          14.2           26.2           47.9
Chile                     2.2           7.1         --             --
Other                  --               2.5            5.1           15.1
                      -------       -------       --------       --------
Total foreign            50.7          53.8          287.2          400.7
Canada                   18.1          10.3           86.9           92.1
                      -------       -------       --------       --------
Total                 $  68.8       $  64.1       $  374.1       $  492.8
                      =====         =====         ======         ======


6.       STOCK OPTIONS

         Effective January 1, 2002, the Company has adopted the recommendations of the CICA for stock-based compensation and other stock-based payments. This recommendation establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for good and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that the Company has the ability to settle in stock are recorded as equity, whereas awards that the Company is required to or has a practice of settling in cash are recorded as liabilities.

         The Company's stock option plan is described in note 14 of the consolidated financial statements for the year ended December 31, 2001. The Company has elected not to use the fair value method of accounting for stock options. As a result, it does not recognize compensation expense nor the fair value of the options issued to its employees. No stock-based awards are made available to non-employees.

         Had compensation expense for the stock-based compensation plans been determined based upon the fair value method of accounting for awards granted on or after January 1, 2002, the pro forma net loss attributed to common shares would have amounted to $10.1 million and pro forma EPS would have remained at loss of $0.03 for the three month period ended March 31, 2002. The fair value of the options granted during the three month period ended March 31, 2002 is estimated to be $0.1 million. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the period ended March 31, 2002: dividend yield of 0%, expected volatility of 63%; risk-free interest rate of 4.7%; and expected lives of 5 years. The Company has not included those options outstanding on the date of adoption of this new recommendation in the calculation if its pro forma earnings per share for the period.

7.       (LOSS) EARNINGS PER SHARE

         (Loss) earnings per share ("EPS") has been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method. The calculation of diluted earnings per share assumes that employee stock options were exercised at the beginning of the period, or time of issue, if later. Employee stock options with an exercise price greater than the average market price of the common shares were not included in the calculation of diluted earnings per share as the effect is anti-dilutive. The average price of the common shares during the period was $1.01 (2001 - $0.52).

                                                          2002          2001
                                                         -------       -------
         Weighted average number of common shares
           outstanding at March 31st                     337,699       300,931

         Add:  Options, warrants and participating
          securities as if issued, exercised and
          outstanding at January 1st
             Options                                       3,438          --
             Restricted shares                                39          --
             Convertible debentures (a)                   14,651        14,651
             Redeemable retractable preferred
                shares (b)                                 3,175         3,175
             Convertible preferred shares of
               subsidiary company (c)                      1,172         8,926
                                                         -------       -------
         Weighted average number of common shares
           used for diluted earnings per share           360,174       327,683
                                                         =======       =======

         (a) Convertible debentures - $122.9 million (Cdn. $195.6 million) principal issued and outstanding

         (b) Redeemable retractable preferred shares - 384,613 shares issued and outstanding

         (c) Convertible preferred shares of subsidiary company - 241,608 shares issued and outstanding to non affiliated shareholders as at March 31, 2001.

8.       CONTINGENCIES

         The Company conducts business in Russia through its subsidiary, Omolon Gold Mining Company ("Omolon") which is owned 45.3 % by Russian shareholders. One of the Russian shareholders has asserted that the original issuance of shares was flawed due to a failure to follow certain registration procedures. As a result, the shareholder claims the share issuance is null and void. The shareholder is claiming approximately $43.0 million to cover its original investment plus compounded interest. The Company has been advised by its counsel that Omolon has good defences available to it and is confident that Omolon will successfully defend the lawsuit. However, the interpretation and application of the laws of the Russian Federation may be subject to policy changes reflecting domestic political changes or other considerations. Moreover, because of the developing nature of the Russian legal system and the fact that the interpretation and application of many laws are untested, it is difficult to predict with certainty how they may be interpreted and applied in a particularly case. As a consequence, other or additional penalties or remedies may be imposed. These remedies may, in addition to imposing financial obligations, otherwise adversely affect the operations or status of Omolon including a possible order that none of the issued shares of Omolon are valid.

         The Company has been named as a defendant in a class action complaint filed on or about April 26, 2002, entitled Robert A. Brown, et al.v. Kinross Gold U.S.A., Inc., et al., Case No. CV-S-02-0605-KJD-RJJ, brought in the United States District Court for the District of Nevada. The complaint names as defendants the Company, its subsidiary, Kinross Gold U.S.A., Inc., its subsidiary Kinam Gold Inc., and Robert M. Buchan. The complaint is based on claims arising out of the purchase of the Kinam Preferred Shares by the Company. The complaint seeks damages in cash or by the issuance of common shares of the Company. The Company believes this claim is without merit and plans to vigorously defend the litigation.

9.       2001 FIGURES

         Certain of the 2001 figures have been reclassified to conform to the 2002 presentation.

10.      SUBSEQUENT EVENT

         On April 11, 2002, the Company signed a letter of agreement with a wholly owned subsidiary of Placer Dome Inc. ("Placer") to form a joint venture that will combine the two companies' respective gold mining operations in the Porcupine district in Ontario, Canada. Placer will own a 51% interest and the Company will own a 49% interest in the Porcupine Area Joint Venture, which will be operated by a Placer affiliate. Placer will contribute the Dome mine and mill and the Company will contribute the Hoyle Pond, Pamour and Nighthawk Lake mines as well as the Bell Creek mill. Future capital and operating costs will be shared in proportion to each party's ownership interest. Management is currently assessing the potential financial impact of this Joint Venture on the carrying value of the assets contributed to the Joint Venture by the Company.